Exhibit 99.1

Dear Members,

Invitation to attend the Annual General Meeting on July 16, 2019

You are cordially invited to attend the Seventy Third Annual General Meeting of the Company to be held on Tuesday, July 16, 2019 at 4.00 PM at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru – 561 229, India.

The notice convening the Annual General Meeting is attached herewith.

Your Company will be providing transport facility at 2.00 pm from the specified destinations given below to reach the venue comfortably.

1.	Corporation Circle Bus Stop, Towards Kasturba Road, Bengaluru.

2.	Dr. Rajkumar Road at the entrance of Raghavendra Temple, Rajaji Nagar, Bengaluru.

3.	Malleswaram, 18th Cross, Near Circle Maramma Temple, Bengaluru.

4.	BDA Complex, Koramangala Main Road, Bengaluru.

5.	Jayanagar 4th Block police station, Bengaluru (buses will be parked facing towards outer ring road).

Those who wish to avail this facility are requested to get confirmation to this effect at the following numbers: 080-28440011 (Extn: 226128, Extn: 228053, Extn: 226175) (Contact: Corporate Secretarial Team)

You may also send your request by email to sowrabh.rao1@wipro.com, vivek.karda1@wipro.com or deepali.arunkumar@wipro.com. Your requests must reach us latest by July 13, 2019.

Yours truly,

Azim H Premji

Executive Chairman

Wipro Limited

Place: Bengaluru

Date: June 6, 2019

ROUTE MAP TO THE VENUE

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WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, Telephone: +91-80-28440011, Fax: +91-80-28440054, Website: www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

NOTICE TO MEMBERS

Notice is hereby given that the Seventy Third Annual General Meeting of Wipro Limited will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bengaluru - 561 229, on Tuesday, July 16, 2019 at 4.00 pm to transact the following businesses:

ORDINARY BUSINESS

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2019, together with the Reports of the Directors and Auditors thereon.

2.	To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the Financial Year 2018-19.

3.	To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060)
who retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	Amendments to the Articles of Association of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to provisions of Section 14 and other applicable provisions, if any, of the Companies Act, 2013 read with rules made thereunder (including any statutory modifications or re-enactment thereof, for the time being force), the Members of the Company hereby approve the substitution of the existing Article 96 and Article 192 of the Articles of Association of the Company, with the amended Articles as below:

Article	Existing Article	Proposed Article
96- General Meeting	The Chairman of the Board (whether Member or not) shall if present and willing, be entitled to take the chair at every General Meeting, whether Annual or Extraordinary, but if there be no such Chairman or in case of his being present or being unwilling or failing to take the chair within fifteen minutes of the time appointed for holding such meeting, the members present shall choose another Director (whether Member or not) as Chairman and if all the Directors present decline to take the chair or if there be no Director present, then the members present shall choose one of their own members to be Chairman of the meeting.	The Chairman of the Board (whether Member or not) shall if present and willing, be entitled to take the chair at every General Meeting, whether Annual or Extraordinary, but if there be no such Chairman or in case of his being present or being unwilling or failing to take the chair within fifteen minutes of the time appointed for holding such meeting, the members present shall choose another Director (whether Member or not) as Chairman and if all the Directors present decline to take the chair or if there be no Director present, then the members present shall choose one of their own members to be Chairman of the meeting.

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Article	Existing Article	Proposed Article

If a poll is demanded it shall be taken forthwith in accordance with the provisions of sub-section (2) of section 104. The Chairman elected on a show of hands shall exercise all the powers of the Chairman for the purpose of such poll. If some other person is elected Chairman as a result of such poll, he shall be the Chairman for the rest of the meeting.

The Chairman be permitted to hold the position of both the Chairman of the Board and/or General Meeting as well as Managing Director/CEO/ equivalent position thereof in the Company as per the recommendations of the appropriate committee of the Directors and approved by the Board of Directors and as permitted by applicable laws from time to time.

If a poll is demanded, it shall be taken forthwith in accordance with the provisions of sub-section (2) of section 104. The Chairman elected on a show of hands shall exercise all the powers of the Chairman for the purpose of such poll. If some other person is elected Chairman as a result of such poll, he shall be the Chairman for the rest of the meeting.

192- Provisions to which Managing Director will be subject to	A Managing Director or Joint Managing Director subject to the provisions of Article 184 shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation of retirement of Directors or the number of Directors to retire but he shall, subject to the terms of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the Directors of the Company, and if he ceases to hold the office of Directors from any cause shall ipso facto and immediately cease to be Managing director.	Subject to the provisions of the Act and of these Articles, a Managing Director or a Whole Time Director shall, while he continues to hold that office, be subject to retirement by rotation as may be determined by the Board and Shareholders to the extent as may be required, under the Act or these Articles and he shall be taken into account in determining the rotation of Directors or the number of Directors to retire. He shall, subject to the terms of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director for any cause, he shall ipso facto immediately cease to be Managing Director.

RESOLVED FURTHER THAT the Board of Directors of the Company (including a Committee thereof), be and is hereby authorized to do all acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

5.	Appointment of Mr. Azim H Premji (DIN 00234280) as Non-Executive, Non-Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee and approval of the Board of Directors of the Company, and in accordance with Section 152 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and in accordance with the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, Mr. Azim H Premji (Director Identification Number 00234280), Chairman and Managing Director of the Company, whose period of office is liable to expire on July 30, 2019, and in respect of whom the Company has received a notice in writing from a Member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby appointed as a Non–Executive, Non-Independent Director of the Company, for a period of five years with effect from July 31, 2019 to July 30, 2024, whose office shall be liable to retire by rotation, on the following terms and conditions, and conferred him with the title of Founder Chairman of the Company:

a)

Remuneration as applicable to other Non-Executive Directors of the Company, in addition to the sitting fees for attending the meetings of the Board of Directors thereof, as may be determined by the Board of Directors of the

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Company, provided however that the aggregate remuneration, including commission, paid to the Directors other than the Managing Director and Whole Time Directors in a financial year shall not exceed one percent of the net profits of the Company, in terms of Section 197 of the Companies Act, 2013 and computed in the manner referred to in Section 198 of the Companies Act, 2013.

b)	Maintenance of Founder Chairman’s office including executive assistant at Company’s expense.

c)	Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

RESOLVED FURTHER THAT pursuant to Regulation 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, approval of the Members be and is hereby accorded to the continuation of directorship of Mr. Azim H Premji (Director Identification Number 00234280) after he attains the age of 75 years, as a Non-Executive, Non-Independent Director of the Company, liable to retire by rotation.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

6.	Re-appointment of Mr. Rishad A Premji (DIN 02983899) as Whole Time Director of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee and approval of the Board of Directors of the Company, and in accordance with the provisions of Section 152, 196, 197, 198, 203 and other applicable provisions if any, of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modification or re-enactment thereof) read with Schedule V of the Companies Act, 2013, Mr. Rishad A Premji (Director Identification Number 02983899), Whole Time Director (designated as Executive Director and Chief Strategy Officer) of the Company whose period of office is liable to expire on April 30, 2020, and in respect of whom the Company has received a notice in writing from a Member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby re-appointed as Whole Time Director (designated as “Executive Chairman” by the Board of Directors) of the Company for a period of five years with effect from July 31, 2019 to July 30, 2024, not liable to retire by rotation, on the payment of remuneration and other terms and conditions as set out below:

Remuneration:

a)

Fixed Salary: In the range of ₹ 4,50,00,000 (Rupees Four Crores Fifty Lakhs only) per annum to ₹ 9,00,00,000 (Rupees Nine Crores only) per annum. The fixed salary can be paid as basic salary and various allowances under Wipro Benefits Plans & Allowances which is a basket of various allowances/reimbursements, like Leave Travel Allowance, Commutation Allowance, House Rent Allowance, and Company leased car & accommodation, etc. which one can plan as per the Company policy. The Fixed salary also includes contribution to Provident Fund, Pension Fund, and Superannuation as per Company policy and Gratuity in accordance with the provisions of the Payment of Gratuity Act. For the purpose of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of Mr. Rishad A Premji will be considered as continuous service from the date of his joining the Company.

b)

Commission: The following commission will be calculated and payable every quarter on the quarterly net profits of the Company computed in accordance with the provisions of the Companies Act, 2013. The Commission payable on a quarterly basis shall be adjusted for the relative performance of the Company as per the method approved by the Board Governance, Nomination and Compensation Committee. The commission paid on a quarterly basis shall however be re-computed based on the net profits of the Company for the full year as under:

Period	Commission
July 31, 2019 to July 30, 2024	0.35% of the incremental consolidated net profits of the Company

Other Perquisites and Benefits:

a)	Furniture & Equipment Program: As per Company policy.

b)	Corporate Club Fees: Fees of 2 identified clubs.

c)	Personal Accident Insurance, Group Life Insurance: Personal accident cover and group life insurance cover is as per the Company policy.

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d)

Medical: Reimbursement of self, spouse and dependent children up to maximum of one month’s basic pay as per the Company policy. In addition, he will be entitled to medical insurance and annual health check-up as per Company policy.

e)	Leave with full pay and allowance: Leave with full pay and allowance as per Company’s policy.

f)	Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company’s policy.

g)

Minimum remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the tenure of the Executive Chairman, the Company has no profits, or its profits are inadequate, the Company will pay remuneration by way of salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013.

h)	Sitting Fees: The Executive Chairman shall not be entitled to sitting fees for attending the meetings of the Board of Directors of the Company or committees thereof.

RESOLVED FURTHER THAT in view of the provisions contained in Regulation 17(1B) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, which currently are scheduled to come into effect from April 1, 2020 (“Listing Regulation Amendment”), and upon the Listing Regulation Amendment coming into effect, either on April 1, 2020 or later at such extended date as may be determined by SEBI, Mr. Rishad A Premji shall cease to perform any executive role in the Company and shall become a Non-Executive Director (designated as “Non-Executive Chairman” by the Board of Directors) of the Company, on a remuneration as applicable to other Non-Executive Directors of the Company, as may be determined by the Board of Directors of the Company from time to time, provided however that the aggregate remuneration, including commission, paid to the Directors other than the Managing Director and Whole Time Directors in a financial year shall not exceed one percent of the net profits of the Company, in terms of Section 197 of the Companies Act, 2013 and computed in the manner referred to in Section 198 of the Companies Act, 2013.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and/or remuneration based on the recommendation of the Board Governance, Nomination and Compensation

Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

7.	Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director, as Managing Director of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee and approval of the Board of Directors of the Company, and in accordance with the provisions of Section 196, 197, 203 and other applicable provisions if any, of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modification or re-enactment thereof) read with Schedule V of the Companies Act, 2013, and subject to the approval of the Central Government as may be required, Mr. Abidali Z Neemuchwala (Director Identification Number 02478060), Whole Time Director who was earlier designated as the Chief Executive Officer and Executive Director of the Company, and in respect of whom the Company has received a notice in writing from a Member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby designated and appointed as Managing Director of the Company with effect from July 31, 2019 till the end of current tenure of his appointment i.e. January 31, 2021, liable to retire by rotation, in addition to his existing position as Chief Executive Officer of the Company, on the terms and conditions and on the remuneration payable with effect from July 31, 2019 as follows:

Remuneration:

a)	Basic Pay: In the range of USD 85,000 per month to USD 125,000 per month.

b)

Target Variable Pay: Mr. Abidali Z Neemuchwala will be eligible to receive target variable pay in the range of USD 75,000 per month to USD 120,000 per month. The variable pay program may be changed or modified in part or full from time to time, at the sole discretion of the Company.

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c)

Stock compensation: Grant of Restricted Stock units, Employee Stock Options and other stock based compensation as may be decided by the Board of Directors of the Company based on the recommendation of the Board Governance, Nomination and Compensation Committee from time to time and such other perquisites and allowances in accordance with the rules of the Company or as may be agreed to by the Board of Directors of the Company based on the recommendation of the Board Governance, Nomination and Compensation Committee, from time to time.

Other Perquisites and Benefits:

a)	Personal Accident Insurance, Group Life Insurance: Personal accident insurance cover and Group life insurance cover is as per the Company policy.

b)

Medical: Reimbursement of medical expenses for self, spouse and dependent children up to maximum of one month’s basic pay as per the Company policy. In addition, Mr. Abidali Z Neemuchwala will be entitled to medical insurance and annual health check-up as per Company policy.

c)	Leave with full pay and allowance: Leave with full pay and allowance as per Company’s policy.

d)	Reimbursement of travel, stay and entertainment expenses: Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per Company’s policy.

e)

Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the tenure of the Chief Executive Officer and Managing Director, the Company has no profits, or its profits are inadequate, the Company will pay remuneration by way of salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013.

f)	Separation: The appointment may be terminated by either party by giving notice to the other party of such termination or paying salary in lieu of notice period as mentioned below:

•	If the agreement is terminated by the Chief Executive Officer and Managing Director, he is required to give prior written notice of six months to the Company or pay to the Company six months’ base pay in lieu of the notice.
•	If the agreement is terminated by the Company, the Company is required to pay to the Chief Executive Officer and Managing Director severance pay equivalent of 12 months’ base pay.

g)	The Chief Executive Officer and Managing Director shall not be entitled to sitting fees for attending the meetings of the Board of Directors of the Company or committees thereof.

h)	All other terms and conditions of Mr. Abidali Z Neemuchwala’s original appointment shall remain unchanged.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and/or remuneration based on the recommendation of the Board Governance, Nomination and Compensation Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

By Order of the Board of Directors

For Wipro Limited

Date: June 6, 2019	M Sanaulla Khan
Place: Bengaluru	Company Secretary

Notes

1.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF, AND THAT A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN ACT AS A PROXY ON BEHALF OF MEMBERS NOT EXCEEDING FIFTY AND HOLDING IN AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY. A MEMBER HOLDING MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY, PROVIDED THAT THE PERSON DOES NOT ACT AS PROXY FOR ANY OTHER MEMBER.

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2.

Corporate Members intending to send their authorized representatives to attend the meeting are requested to send to the Company a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the meeting.

3.

Only bonafide Members of the Company whose names appear on the Register of Members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

4.

In order to enable us to register your attendance at the venue of the Annual General Meeting (AGM), we request you to please bring your folio number/ demat account number/DP ID-Client ID to enable us to give you a duly filled attendance slip for your signature and participation at the meeting.

5.	In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

6.

Members who hold equity shares in the dematerialized form and want to provide/change/ correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from Members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of Dividend, the Registrar and Share Transfer Agent is obliged to use only the data provided by the Depositories, in case of equity shares held in dematerialised form.

7.

In accordance with the proviso to Regulation 40(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, effective from April 1, 2019, transfers of shares of the Company shall not be processed unless the shares are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them and participate in various corporate actions.

8.

Members who are holding equity shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank, MICR code of the branch, type of account and account number to our Registrar and Share Transfer Agent, Karvy Fintech Private Limited, Karvy Selenium Tower B, 31-32, Unit: Wipro Limited, Financial District, Nanakramguda, Gachibowli, Hyderabad- 500 032.

9.

Non-resident Indian shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be:

a)	change in the residential status on return to India for permanent settlement.

b)	particulars of the NRE account with a Bank in India, if not furnished earlier.

10.

The certificate from the Statutory Auditors relating to the Company’s Stock Options/Restricted Stock Units Plans under SEBI (Share Based Employee Benefits) Regulations, 2014 will be available for inspection at the 73rd AGM.

11.

Members are requested to note that the dividend remaining unclaimed for a continuous period of seven years from the date of transfer to the Company’s Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund (IEPF). In addition, all equity shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF authority within a period of thirty days of such equity shares becoming due to be transferred to the IEPF.

In the event of transfer of equity shares and the unclaimed dividends to IEPF, Members are entitled to claim the same from IEPF authority by submitting an online application in the prescribed Form IEPF-5 available on the website www.iepf.gov.in and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5. Members can file only one consolidated claim in a financial year as per the IEPF rules.

12.

Pursuant to Rule 5(8) of Investor Education and Protection Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company has uploaded details of unpaid and unclaimed amounts lying with the Company as on July 19, 2018 (date of last AGM) on its website at www.wipro.com/unpaid-dividend and also on the website of the Ministry of Corporate Affairs.

13.

The Registers under the Companies Act, 2013 will be available for inspection at the registered office of the Company during business hours between 11.00 am to 1.00 pm except on holidays. The said Registers will also be available for inspection by the Members at the 73rd AGM.

14.	The notice of the 73rd AGM along with the Annual Report 2018-19 is being sent by electronic mode to those Members whose e-mail addresses are registered with the Depositories, unless any Member

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has requested for a physical copy of the same. For Members who have not registered their e-mail addresses, physical copies are being sent by the permitted mode. Members may please note that this Notice and Annual Report 2018-19 will also be available on the Company’s website www.wipro.com.

Members who have not registered their e-mail address with the Company are requested to submit their valid e-mail address to Karvy Fintech Private Limited. Members holding equity shares in demat form are requested to register/update their e-mail address with their Depository Participant(s) directly.

15.

A statement pursuant to Section 102(1) of the Companies Act, 2013 relating to certain ordinary business and the special businesses to be transacted at the 73rd AGM is annexed hereto. All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the registered office of the Company during business hours except on holidays, up to and including the date of the AGM.

16.

The Company has provided a facility to Members to exercise their right to vote by electronic means. A separate e-voting instructions slip has been sent explaining the process of e-voting with necessary user id and password along with procedure for such e-voting. Such remote e-voting facility is in addition to voting that may take place at the meeting venue on July 16, 2019.

17.

The Company has appointed Mr. V Sreedharan, Partner, V. Sreedharan and Associates, Practicing Company Secretaries, to act as the Scrutinizer, to scrutinize the e-voting process in a fair and transparent manner.

18.

The facility for voting shall be made available at the venue of the AGM and the Members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right to vote at the AGM. The Members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

19.

Pursuant to Regulation 44(6) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the proceedings of the 73rd AGM will be web-casted live for all the shareholders as on the cut-off date i.e. Tuesday, July 9, 2019. The shareholders can visit https://corpreg.karvy.com/ agmlive/liveevents.aspx and login through existing user id and password to watch the live proceedings of the 73rd AGM on July 16, 2019 from 4:00 PM onwards.

20.

The details of the Directors seeking appointment/ re-appointment at the 73rd AGM are provided at Annexure A to this Notice. The Company has received the requisite consents/declarations for the appointment/re-appointment under the Companies Act, 2013 and the rules made thereunder.

21.

In case of any queries regarding the Annual Report, Members may write to corp-secretarial@wipro.com to receive an email response. Members desiring any information relating to the financial statements at the meeting are requested to write to us at least ten (10) days before the meeting to enable us to keep the information ready.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

The following statement sets out all material facts relating to certain ordinary business and the special businesses mentioned in the accompanying Notice:

Item No. 3

Though not statutorily required, the following is being provided as an additional information to the Members.

Pursuant to the provisions of Section 152 and applicable provisions of the Companies Act, 2013 and the Company’s Articles of Association, not less than two-thirds of total number of Directors of the Company shall be liable to retire by rotation. One third of these Directors must retire from office at each AGM, but each retiring director is eligible for re-election at such meeting. Independent directors are not subject to retirement by rotation.

In July 2018, Mr. Rishad A Premji was subject to retirement by rotation and was re-appointed by Members at the 72nd AGM. Accordingly, Mr. Abidali Z Neemuchwala is required to retire by rotation at this AGM and being eligible, has offered himself for re-appointment.

Except Mr. Abidali Z Neemuchwala or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolutions set out at Item No. 3.

Considering Mr. Abidali Z Neemuchwala’s skills, competencies, expertise and experience, the Board of Directors recommends the resolution at Item No. 3 for approval of the Members by way of an Ordinary Resolution.

Additional information in respect of Mr. Abidali Z Neemuchwala, pursuant to Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice.

Item No. 4

The Members of the Company at the AGM held on July 23, 2014, approved adoption of new Articles of Association of the Company under the Companies Act, 2013, to align it with the provisions of Companies Act, 2013 including rules framed thereunder.

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It is now proposed to amend the existing Article 96 and Article 192 of Articles of Association of the Company to align it with requirements under Regulation 17(1B) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, whereby the top 500 listed companies are required to ensure separation of role of Chairman with that of Managing Director or Chief Executive Officer (CEO) with effect from April 1, 2020. Accordingly, Article 96 of Company’s existing Articles of Association, which permits the Chairman to hold the position of both the Chairman of the Board as well as Managing Director/ CEO/equivalent position, is proposed to be amended.

Further, keeping in view of the proposed changes to the Executive Board membership structure of the Company and to align with the requirements to determine the Board of Directors who are required to retire by rotation in terms of Section 152(6) of the Companies Act, 2013 and Article 158 of the Articles of Association of the Company, it is proposed to amend Article 192 of the Articles of the Association of the Company to provide that the Managing Director is subject to retirement by rotation.

Copy of the Articles of Association of the Company with proposed amendments as above, is available for inspection by Members at the Registered Office of the Company during business hours from the date of this Notice till the date of the 73rd AGM.

None of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 4.

The Board of Directors recommends the resolution in relation to amendments to the Articles of Association of the Company as set out in Item No. 4 for approval of the Members by way of a Special Resolution.

Item No. 5

The Members of the Company at the AGM held on July 19, 2017 had approved the re-appointment of Mr. Azim H Premji as Executive Chairman and Managing Director (designated as “Executive Chairman”), not liable to retire by rotation, for a period of two years with effect from July 31, 2017. Accordingly, Mr. Azim H Premji will complete his present term on July 30, 2019.

After having spent 53 exhilarating years in executive role at the Company, Mr. Azim H Premji feels that it is time for the next generation to take over. In March 2019, Mr. Azim H Premji increased his commitment to philanthropy,by irrevocably renouncing more of his personal assets and earmarking them to the endowment, which supports Azim Premji Foundation’s philanthropic activities. Mr. Azim H Premji has done this by additionally earmarking all economic benefits for philanthropic purposes, in approximately 34% of the shares in the Company (approx. value USD 7.5 Billion), held by certain entities controlled by him. This action was in addition to his earlier donations to philanthropy, which included Wipro’s shares as well as other assets owned by him. With this action, the total value of the philanthropic endowment corpus contributed by Mr. Azim H Premji was USD 21 billion, which includes 67% of economic ownership of the Company. This requires Mr. Azim H Premji to spend substantially more time at the Foundation and play a more active role in other Philanthropy Initiatives. Mr. Azim H Premji has expressed his intention not to seek re-appointment as Executive Chairman and Managing Director when the renewal comes up in July 2019. Accordingly, Mr. Azim H Premji will retire from his current position as Executive Chairman and Managing Director effective July 30, 2019.

The Board of Directors of the Company places on record on the occasion of this 73rd AGM, the immense contribution of Mr. Azim H Premji to the transformation of Wipro under his leadership over the years.

Accordingly, the Board of Directors at its meeting held on June 6, 2019, on the recommendation of the Board Governance, Nomination and Compensation Committee, and subject to approval of Members of the Company, approved the appointment of Mr. Azim H Premji as a Non-Executive Non Independent Director of the Company for a period of five years with effect from July 31, 2019 on such remuneration as set out in the Resolution and conferred him with the title of Founder Chairman.

The role played by the Founder Chairman will be that of a mentor and advisor to the Company and will not include the powers and role of a Chairman under the applicable law and Articles of Association of the Company.

Keeping in view Mr. Azim H Premji’s rich and varied experience in the Industry, his involvement in the operations of the Company over a long period of time, and his pioneering role in guiding the Company through five decades of diversification and growth to emerge as a world leader in the Software industry, the Board of Directors is of the opinion that it would be in the interest of the Company to appoint him as a Non-Executive Non Independent Director of the Company for a period of five years with effect from July 31, 2019.

As per Regulation 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, with effect from April 1, 2019, no listed company shall appoint or continue the directorship of a non-executive director who has attained the age of 75 years, unless a special resolution is passed to that effect and justification thereof is indicated in the explanatory statement annexed to the notice for such appointment. Considering that during the course of term of appointment of Mr. Azim H Premji, he will be attaining the age of 75 years, it is necessary to approve continuation of his directorship on the Board of Directors of the Company by way of a special resolution.

Additional information in respect of Mr. Azim H Premji, pursuant to Regulation 36 the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice. Brief profile of Mr. Azim H Premji is given at Annexure B to this Notice.

Wipro Limited	9

Except Mr. Azim H Premji and Mr. Rishad A Premji or their relatives, none of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 5.

The Board of Directors recommends the resolution in relation to the appointment of Mr. Azim H Premji as Non-Executive Non-Independent Director of the Company as set out in Item No. 5 for approval of the Members by way of a Special Resolution.

Item No. 6

The Members of the Company at the AGM of the Company held on July 22, 2015 had approved appointment of Mr. Rishad A Premji as Whole Time Director designated as Executive Director and Chief Strategy Officer for a period of five years with effect from May 1, 2015.

As part of the succession planning and re-composition of the Executive Board membership structure of the Company, the Board of Directors of the Company at the meeting held on June 6, 2019, on the recommendation of the Board Governance, Nomination and Compensation Committee and subject to the approval of the Members of the Company, approved re-appointment of Mr. Rishad A Premji as Whole Time Director (designated as “Executive Chairman” by the Board of Directors) of the Company for a period of five years, i.e., from July 31, 2019 to July 30, 2024, on such remuneration as set out in the resolution. Mr. Rishad A Premji shall not be liable to retire by rotation. Mr. Rishad A Premji has spent 12 years with the Company and the Board of Directors is of the view that he has built credibility with investors/ customers and employees and will be able to find the right balance between ownership and management.

As per the amendment to Regulation 17(1B) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, made on May 9, 2018, the top 500 listed companies are mandated to ensure that the Chairman is a non-executive director and is not related to the Managing Director or CEO as per the definition of the term “relative” defined under the Companies Act, 2013, and such amendment is scheduled to come into effect from April 1, 2020 (“Listing Regulation Amendment”). Accordingly, upon the Listing Regulation Amendment coming into effect, either on April 1, 2020 or later at such extended date as may be determined by SEBI, Mr. Rishad A Premji will cease to perform any executive roles in the Company and will continue in the capacity of a Non-Executive Director (designated as “Non-Executive Chairman” by the Board of Directors) of the Company, such that the Company remains compliant with the Listing regulations in force at all times.

Additional information in respect of Mr. Rishad A Premji, pursuant to Regulation 36 the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice. Brief profile of Mr. Rishad A Premji is given at Annexure B to this Notice.

Except Mr. Rishad A Premji and Mr. Azim H Premji or their relatives, none of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 6.

The Board of Directors recommends the resolution in relation to the re-appointment of Mr. Rishad A Premji, as Whole Time Director of the Company as set out in Item No. 6 for approval of the Members by way of an Ordinary Resolution.

Item No. 7

The Members of the Company at the AGM of the Company held on July 19, 2016 had approved appointment of Mr. Abidali Z Neemuchwala, as Whole Time Director designated as Chief Executive Officer and Executive Director of the Company for a period of five years with effect from February 1, 2016.

To align with the proposed re-composition of the Executive Board membership structure of the Company, and in view of the powers and functions of Mr. Abidali Z Neemuchwala, the Board of Directors of the Company at the meeting held on June 6, 2019, on the recommendation of the Board Governance, Nomination and Compensation Committee and subject to the approval of the Members of the Company, approved designating and appointing Mr. Abidali Z Neemuchwala, Whole Time Director, as Managing Director of the Company with effect from July 31, 2019 till the end of current tenure of his appointment i.e. January 31, 2021, liable to retire by rotation, on such remuneration as set out in the resolution. Mr. Abidali Z Neemuchwala will also continue in his current capacity as Chief Executive Officer of the Company.

Additional information in respect of Mr. Abidali Z Neemuchwala, pursuant to Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standard on General Meetings (SS-2), is given at Annexure A to this Notice. Brief profile of Mr. Abidali Z Neemuchwala is given at Annexure B to this Notice.

Except Mr. Abidali Z Neemuchwala or his relatives, none of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 7.

The Board of Directors recommends the resolution in relation to designating and appointing Mr. Abidali Z Neemuchwala as Managing Director of the Company, in addition to his existing position as Chief Executive Officer of the Company, as set out in Item No. 7 for approval of the Members by way of an Ordinary Resolution.

By Order of the Board of Directors

For Wipro Limited

Date: June 6, 2019	M Sanaulla Khan
Place: Bengaluru	Company Secretary

10	Wipro Limited

Annexure-A

Details of Directors seeking appointment/re-appointment at the at the

73rd Annual General Meeting to be held on July 16, 2019

[Pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

Name of the Director	Mr. Azim H Premji	Mr. Rishad A Premji	Mr. Abidali Z Neemuchwala
Date of Birth	July 24, 1945	January 9, 1977	December 8, 1967

Age	73 years	42 years	51 years

Date of Appointment	September 1, 1968	May 1, 2015	February 1, 2016

Relationship with Directors and Key Managerial Personnel	Relative (Father) of Mr. Rishad Azim Premji	Relative (Son) of Mr. Azim H Premji	None

Expertise in specific functional area*	Wide managerial experience	Economics, Finance and wide managerial experience	Technology, Sales, Operations and Consulting

Qualification(s)	Graduate Degree in Electrical Engineering from Stanford University.	MBA from Harvard Business School and BA in Economics from Wesleyan University.	Master’s Degree in Industrial Management from Indian Institute of Technology—Mumbai, and Bachelor’s Degree in Electronics and Communication from National Institute of Technology, Raipur.

Board Membership of other listed Companies as on March 31, 2019	—	—	—

Chairmanships/Memberships of the Committees of other public limited companies as on March 31, 2019

a. Audit Committee	—	—	—

b. Stakeholders Relationship Committee	—	—	—

c. Board Governance and Nomination Committee	—	—	—

d. CSR Committee	—	—	—

e. Other Committee(s)	—	—	—

Number of equity shares held in the Company as on March 31, 2019	254,451,816@	1,831,109#	426,666^

*	For additional details on skills, expertise, knowledge and competencies of Directors, please refer Corporate Governance Report forming part of the Annual Report.
@	Includes shares held jointly by Mr. Azim H Premji and members of his immediate family.
#	Shares are held by Mr. Rishad A Premji jointly with his relatives and included in shareholding of Mr. Azim H Premji.
^	Represents ADSs having equivalent underlying equity shares.

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.

Information pertaining to remuneration paid to the Directors who are being appointed/re-appointed and the number of Board Meetings attended by them during the year 2018-19 have been provided in the Corporate Governance Report forming part of the Annual Report.

Wipro Limited	11

Annexure-B

Brief profile of Directors seeking appointment/re-appointment at the

73rd Annual General Meeting to be held on July 16, 2019

Azim H Premji: Azim H Premji has been at helm of Wipro since the late 1960s, turning what was then a small cooking fat company into a $8.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 50 countries. Mr. Premji is a member of our Board’s Strategy Committee. Mr. Premji also serves as Non-Executive Chairman of Wipro Enterprises (P) Limited and is a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University, which is focused on programs in education and related fields of human development, and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for the Wipro team. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. Business Week listed him among the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A Premji.

Rishad A Premji: Rishad A Premji has been a member of our Board since May 2015. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. As the Chief Strategy Officer, he has led Wipro’s M&A Strategy and conceptualized Wipro Ventures, a $100 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products.

Mr. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM) for financial year 2018-19. Mr. Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and

General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the United States across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A Premji is the son of Mr. Azim H Premji.

Abidali Z Neemuchwala: Abidali Z Neemuchwala is our Chief Executive Officer and Member of the Company’s Board of Directors. He has served in this role since February 1, 2016. He also serves as a member on our Strategy Committee. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. Mr. Neemuchwala drives Wipro’s vision through a strong belief that technology can drive consumer aspirations into instant reality. This drive, he believes, establishes a consumer-first world where business and technology converge into an era of mass personalization, data fluency, real time intelligence and seamlessly integrated experiences. He is an advocate of change and believes simplification of processes, belief in people and customer centricity are the keys to success.

To realize this vision within the Company, Mr. Neemuchwala has spearheaded a transformative strategy across Wipro to make it a services company of the future enabling clients modernize their core and drive their future by creating an innovative, agile and client execution focused organization that is eager and ready to meet the challenges of tomorrow.

Mr. Neemuchwala has spent 27 years in the industry and Mr. Neemuchwala’s career includes a 23-year tenure in Tata Consultancy Services. Mr. Neemuchwala has played roles in the industry through its multiple evolutions, now leading the digital transformation, where he handled multiple executive roles across business, technology, sales, operations and consulting. Mr. Neemuchwala has been recognized with multiple industry awards and sits on boards of industry and community forums such as the World Affairs Council of Dallas Fort Worth. He has been recently appointed on the Board of Texas Economic Development Corporation and is also a member of its CEO Council. He is very passionate about community service and champions diversity and inclusion in the workplace. Mr. Neemuchwala has a master’s Degree in Industrial Management from the Indian Institute of Technology, Mumbai, and a bachelor’s Degree in Electronics and Communication from the National Institute of Technology, Raipur.

12	Wipro Limited

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone : +91-80-28440011, Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

ATTENDANCE SLIP

Venue of the meeting	: Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bengaluru - 561229

Day, Date & Time	: Tuesday, July 16, 2019 at 4:00 pm

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)

Registered Address

Email ID

DP ID*

Client ID*

Folio No.

No. of shares held

*	Applicable for investors holding shares in Electronic form.

I certify that I am the registered shareholder(s)/proxy for the registered shareholder of the Company.

I hereby record my presence at the 73rd Annual General meeting of the Company on Tuesday, July 16, 2019 at 4.00 pm at Wipro’s campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No.72, Keonics Electronics City, Hosur Road, Bengaluru - 561229.

______________________

Signature of Member/Proxy

PROCEDURE AND INSTRUCTIONS FOR WEB CHECK-IN/ATTENDANCE REGISTRATION

Web Check-in/Attendance Registration: Members are requested to tender their attendance slip at the registration counters at the venue of the Annual General Meeting (AGM) and seek registration before entering the meeting hall. Alternatively, to facilitate hassle free and quick registration/entry at the venue of the AGM, the Company has provided a Web-Check in facility through Karvy’s website. Web Check-in on Karvy’s website enables the members to register attendance online in advance and generate attendance slip without going through the registration formalities at the registration counters.

Procedure of Web Check-in is as under:

a.	Log on to https://karisma.karvy.com and click on https://agm.karvy.com/webcheckin/WebReg.aspx

b.	Select Wipro Limited.

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone : +91-80-28440011, Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

FORM OF PROXY

Form MGT-11

Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of

the Companies (Management and Administration) Rules, 2014

Venue of the meeting	: Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No.72, Keonics Electronics City, Hosur Road, Bengaluru - 561229
Day, Date & Time	: Tuesday, July 16, 2019 at 4:00 PM

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)
Registered Address
Email ID
DP ID*/Folio No.
Client ID*

*	Applicable for investors holding shares in Electronic form.

I/We _____________________________________________ of ____________________________________ being the member/members of Wipro Limited hereby appoint the following as my/our Proxy to attend and vote on a poll (for me/us and on my/our behalf at the 73rd Annual General Meeting of the Company, to be held on Tuesday, July 16, 2019 at 4:00 pm and at any adjournment thereof) in respect of such resolutions as are indicated below;

1.	Name	Registered address
	Email id or failing him/her	Signature

2.	Name	Registered address
	Email id or failing him/her	Signature

3.	Name	Registered address
	Email id	Signature
** I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below:

Sl. No.	Resolution	Number of shares held	For	Against
Ordinary Business
1.	To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) of the Company for the financial year ended March 31, 2019, together with the Reports of the Directors and Auditors thereon.
2.	To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the Financial Year 2018-19.
3.	To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for re-appointment.
Special Business
4.	Amendments to the Articles of Association of the Company
5.	Appointment of Mr. Azim H Premji (DIN 00234280) as Non-Executive, Non-Independent Director of the Company
6.	Re-appointment of Mr. Rishad A Premji (DIN 02983899) as Whole Time Director of the Company
7.	Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director, as Managing Director of the Company

This is optional. Please put a tick mark (✓) in the appropriate column against the resolutions indicated in the box. If a Member leaves the “For” or “Against” column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a Member wishes to abstain from voting on a particular resolution, he/she should write “Abstain” across the boxes against the Resolution.

Signature (s) of Member(s)

Affix one
1.	2.	3.	Rupee
Revenue
Stamp
Signed this ———————— day of —————————2019.

Notes:

1.

The Proxy to be effective should be deposited at the Registered office oft he company not less than FORTY EIGHT HOURS before the commencement of the Meeting. A Proxy need not be a Member of the Company.

2.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

3.	A member may vote either for or against each resolution.